EXHIBIT 99.1


Telewest Board Changes
18-07-2002

Telewest Communications plc announces that Liberty Media yesterday informed the company that it was withdrawing its three non-executive directors - Robert Bennett, Miranda Curtis and Graham Hollis - from the board of the company with effect from 17 July 2002. Liberty Media holds 25.2 per cent of Telewest's issued share capital and has the right to nominate up to three representatives to the board under corporate shareholder arrangements with Telewest.

Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support."


ENQUIRIES:

John Murray, Telewest, 0207 299 5888